Exhibit 99.9

ZenaTech Signs Offer to Acquire a Surveying Firm in the US West Expanding Drone as a Service Footprint to Serve Precision Agriculture, Ranching and Wildfire Management

Vancouver, British Columbia, (December 11, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces it has signed an offer to acquire to a surveying firm headquartered in the Mountain West/Rocky Mountain region of the US with existing licensing to operate in multiple states. The potential acquisition enhances ZenaTech’s presence in the region and capacity to provide drone-enabled advanced land surveying as well as drone services for modern crop and livestock management, wildfire management, and land stewardship.

“Expanding our Drone as a Service footprint across the Mountain West/Rocky Mountain region through this potential acquisition will open significant opportunities to support builders and the construction industry as well as farmers, ranchers, and government with cutting-edge, technology-driven drone solutions,” said Shaun Passley, Ph.D., ZenaTech CEO. “Drones are transforming how land is managed across this region by providing powerful solutions for rangeland and livestock monitoring, precision farming, wildfire detection and response, and large-scale environmental and forestry assessment bringing unmatched efficiency, safety, and real-time insight to managing and sustaining vast and rugged landscapes.”

The potential acquisition target offers a full range of surveying services supporting boundary, topographic, land title surveys and construction projects. The firm’s leadership is licensed to operate and serve clients in multiple states, bringing regional expertise and relationships in Mountain West/Rocky Mountain jurisdictions.

Currently, ZenaTech has completed 14 global surveying company acquisitions toward its goal of acquiring and establishing 25 DaaS locations by the end of Q2, 2026. The DaaS business model is designed to offer business and government clients flexible, on-demand, or subscription-based access to drone services such as surveying, inspection, maintenance, power washing, inventory management, and precision agriculture, without the capital costs or operational burdens of ownership. By acquiring established, profitable low-tech service companies ready for drone innovation, ZenaTech is building a global, multi-service DaaS network anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, maintenance, security, compliance, and surveying processes. With enterprise software customers using branded solutions across law enforcement, government, and industrial sectors, and drones being implemented across multiple commercial, agricultural and defense sectors, ZenaTech’s portfolio of solutions help drive exceptional operational efficiencies, precision, safety, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its global DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.